

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2022

James E. Kras
Chief Executive Officer
Edible Garden AG Incorporated
283 County Road 519
Belvidere, NJ 07823

> **Re: Edible Garden AG Incorporated**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 19, 2021**
> **File No. 333-260655**

Dear Mr. Kras:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed January 19, 2022

Reverse Stock Split, page 4

1.   Here you state that you will effect a reverse stock split of your common stock at a ratio of 1 for 5 prior to the effectiveness of the registration statement and that all balances in this registration statement have been adjusted to give effect to such assumed reverse stock split except for the financial statements. Please explain to us, and revise to disclose, the approval status of the reverse stock split. Please also revise to retroactively adjust your financial statements once the reverse stock split is approved to be effective before the effective date of the registration statement. Refer to SAB Topic 4C.

<u>Capitalization, page 23</u>

2.   Please tell us how you calculated the $7,105 accumulated deficit under the pro forma and pro forma as adjusted columns. Revise if necessary.

You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Margaret K. Rhoda, Esq.